Afya Limited Announces Medical Seats Increase in UNIMA Alagoas

Nova Lima, Brazil, July 12, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 80 medical seats of Centro Universitário de Maceió (UNIMA Alagoas), in the city of Maceió, located in the state of Alagoas, which will result in an additional payment of R$ 1.25 million per increased seat approval updated by IPCA since 2nd January 2023 until the payment date.

With this authorization, Afya has now reached a total of 220 medical seats at UNIMA Alagoas, contributing to the 3,583 total approved seats. This significant presence underscores our commitment to providing quality medical education and our role as a leading medical education group in Brazil.

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited